UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NATIONAL RETAIL PROPERTIES, INC.

(Name of Subject Company (Issuer))

NATIONAL RETAIL PROPERTIES, INC.

(Name of Filing Person (Offeror))

5.125% Convertible Senior Notes due 2028	637417 AC0
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Kevin B. Habicht

Executive Vice President and Chief Financial Officer

National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(407) 265-7348

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW

Washington, D.C. 20037

(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$222,944,000	$30,409.56

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 5.125% Convertible Senior Notes due 2028 (the “Securities”), as described herein, is equal to 100% of the principal amount of the Securities. As of May 9, 2013, there was $222,944,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $222,944,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,409.56.	Filing party:	National Retail Properties, Inc.
Form or Registration No.:	Schedule TO-I.	Date filed:	May 9, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 9, 2013, by National Retail Properties, Inc. (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 5.125% Convertible Senior Notes due 2028 (the “Securities”) to sell and the obligation of the Company to purchase the Securities as set forth in the Issuer Put Right Notice for 5.125% Convertible Senior Notes due 2028, dated May 9, 2013 (the “Company Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on Monday, June 10, 2013, and any Securities previously surrendered by a Holder for purchase could be validly withdrawn at any time prior to 10:00 a.m., New York City time, on Friday, June 14, 2013. Based on final information provided to the Company by U.S. Bank National Association, the trustee and paying agent, none of the Securities were validly surrendered and not validly withdrawn pursuant to the Put Option.

Items 1 and 4.

These items and the information in the Company Notice are amended and supplemented by adding the following:

The Company was informed by the Paying Agent that as of 10:00 a.m., New York City time, on June 14, 2013, none of the Securities were validly surrendered and not validly withdrawn pursuant to the Put Option. Accordingly, none of the Securities were accepted for payment by the Company pursuant to the Put Option. Approximately $222.9 million aggregate principal amount of the Securities remains outstanding, and the terms and other provisions of the Indenture governing the Securities will remain unchanged.

Item 12. Exhibits.

Section	Exhibit

(a)(1)	Issuer Put Right Notice for 5.125% Convertible Senior Notes due 2028, dated May 9, 2013.*

(a)(1)	Form W-9.*

(a)(5)	Press release issued by the Company on May 9, 2013.*

(a)(5)	Press release issued by the Company on June 17, 2013.

(b)	Amended and Restated Credit Agreement, dated as of May 25, 2011, by and among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2011 and filed with the Securities and Exchange Commission on June 1, 2011, and incorporated herein by reference).

(b)	First Amendment to Amended and Restated Credit Agreement, dated as of October 31, 2012, by and among the Company, Wells Fargo Bank, National Association, as the Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2012, and incorporated herein by reference).

(d)	Indenture, dated as of March 25, 1998, between the Company and U.S. Bank National Association (successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (Registration No. 333-132095) filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference).

(d)	Ninth Supplemental Indenture, dated as of March 4, 2008, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 4, 2008 and filed with the Securities and Exchange Commission on March 4, 2008, and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL RETAIL PROPERTIES, INC.

By:	/s/ Kevin B. Habicht
Name:	Kevin B. Habicht
Title:	Executive Vice President, Chief Financial Officer, Assistant Secretary and Treasurer

Date: June 17, 2013

EXHIBIT INDEX

Exhibit	Section	Description

99.1	(a)(1)	Issuer Put Right Notice for 5.125% Convertible Senior Notes due 2028, dated May 9, 2013.*

99.2	(a)(1)	Form W-9.*

99.3	(a)(5)	Press release issued by the Company on May 9, 2013.*

99.4	(a)(5)	Press release issued by the Company on June 17, 2013.

99.5	(b)	Amended and Restated Credit Agreement, dated as of May 25, 2011, by and among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 25, 2011 and filed with the Securities and Exchange Commission on June 1, 2011, and incorporated herein by reference).

99.6	(b)	First Amendment to Amended and Restated Credit Agreement, dated as of October 31, 2012, by and among the Company, Wells Fargo Bank, National Association, as the Administrative Agent, and a syndicate of lenders named therein (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2012, and incorporated herein by reference).

99.7	(d)	Indenture, dated as of March 25, 1998, between the Company and U.S. Bank National Association (successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 (Registration No. 333-132095) filed with the Securities and Exchange Commission on February 28, 2006, and incorporated herein by reference).

99.8	(d)	Ninth Supplemental Indenture, dated as of March 4, 2008, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 4, 2008 and filed with the Securities and Exchange Commission on March 4, 2008, and incorporated herein by reference).

*	Previously filed.